UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2nd, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (December 2, 2024).

Exhibit 99.2	TotalEnergies Celebrates Fifty Years of Operations in Saudi Arabia (December 3, 2024).

Exhibit 99.3	Aramco, TotalEnergies and Saudi Investment Recycling Company (SIRC) assess the development of a sustainable aviation fuels unit (December 3, 2024).

Exhibit 99.4	Saudi Arabia: TotalEnergies and Aljomaih Energy & Water Company Awarded 300 MW Solar Project (December 3, 2024).

Exhibit 99.5	Integrated Power & Renewables: TotalEnergies Implements its Strategy of Capital Recycling with an Acquisition in Germany and a Farm Down in the US (December 4, 2024).

Exhibit 99.6	Disclosure of Transactions in Own Shares (December 9, 2024).

Exhibit 99.7	Malaysia: TotalEnergies Completes the Acquisition of the Upstream Gas Assets of SapuraOMV (December 10, 2024).

Exhibit 99.8	Northern Endurance Partnership launches the first CCS project in the UK with the participation of TotalEnergies (December 10, 2024).

Exhibit 99.9	Oman: TotalEnergies and OQAE Sign Agreements to Develop 300 MW of Renewable Projects (December 11, 2024).

Exhibit 99.10	Integrated Power: TotalEnergies Sells 50% of its Shares in a Gas Power Plant in the United Kingdom (December 16, 2024).

Exhibit 99.11	Disclosure of Transactions in Own Shares (December 16, 2024).

Exhibit 99.12	Disclosure of Transactions in Own Shares (December 23, 2024).

Exhibit 99.13	Disclosure of Transactions in Own Shares (December 31, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: January 2nd, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer